3/18/2002

02019327

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
| Estimated average burden hours per response | . . . 12.00 |

| SEC FILE NUMBER |
|---|
| 8-21373 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED MAR 01 2002 143

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gabelli & Company, Inc.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Center
(No. and Street)

| Rye | New York | 10580-1422 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Zuccaro — (914) 921-5088
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

| 787 Seventh Avenue | New York | NY | 10019 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-20

## OATH OR AFFIRMATION

I, Robert S. Zuccaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gabelli & Company, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

LUDMILLA POMPADUR
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01PO6028397
QUALIFIED IN WESTCHESTER COUNTY
COMMISSION EXPIRES JULY 3, 20 05

Notary Public

Signature

Director

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR 01 2002
143
WASH., D.C. SECTION

# STATEMENT OF FINANCIAL CONDITION

Gabelli & Company, Inc. (SEC No. 8-21373)

December 31, 2001
with Report of Independent Auditors

Gabelli & Company, Inc.

Statement of Financial Condition

December 31, 2001

## Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

# Report of Independent Auditors

The Board of Directors and Stockholder
Gabelli & Company, Inc.

We have audited the accompanying statement of financial condition of Gabelli & Company, Inc. as of December 31, 2001. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gabelli & Company, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 8, 2002

Gabelli & Company, Inc.

Statement of Financial Condition

December 31, 2001

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 6,127,014 |
| Investments in securities | 15,238,205 |
| Distribution fees receivable | 1,741,925 |
| Fixed assets, net of accumulated depreciation and amortization of $708,504 | 178,212 |
| Prepaid expenses | 99,085 |
| Receivables from affiliates | 90,378 |
| Receivables from brokers | 701,200 |
| Other assets | 625,026 |
| Total assets | $ 24,801,045 |
| | |
| **Liabilities and stockholder's equity** | |
| Compensation payable | $ 2,111,277 |
| Payable to affiliates | 427,408 |
| Accrued expenses and other liabilities (including deferred taxes of $55,509) | 6,332,986 |
| Total liabilities | 8,871,671 |
| | |
| Stockholder's equity | 15,929,374 |
| Total liabilities and stockholder's equity | $ 24,801,045 |

*See accompanying notes.*

Gabelli & Company, Inc.

Notes to Statement of Financial Condition

December 31, 2001

**A. Organization**

Gabelli & Company, Inc. (the "Company") is a wholly-owned subsidiary of Gabelli Securities, Inc. (the "Parent"), which, in turn, is a majority-owned subsidiary of Gabelli Asset Management Inc. ("GBL"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company acts as an introducing broker and all securities transactions for the Company and its customers are cleared through and carried by two New York Stock Exchange member firms on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers, pursuant to conditions of its clearing agreements with its clearing brokers.

**B. Significant Accounting Policies**

**Cash Equivalents**

The Company generally classifies money market funds and other highly liquid investments with a maturity of three months or less as cash equivalents.

**Receivables from Brokers**

Amounts receivable from brokers consist of amounts arising from the purchases and sales of securities.

**Securities Transactions**

Investments in securities, consisting primarily of common stocks, U.S. government obligations and mutual funds, are stated at quoted market values with the resulting unrealized gains and losses reflected in net trading profits. Realized gains and losses from securities transactions are recorded on the identified cost basis. All securities transactions, commissions and related clearing charges are recorded on a trade date basis.

**B. Significant Accounting Policies (continued)**

**Deferred Sales Commissions**

Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end Gabelli Mutual Funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding 8 years, the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those funds and from contingent deferred sales charges received from shareholders of those funds upon redemption of their shares. Contingent deferred sales charges reduce unamortized deferred sales commissions when received. The amortization of theses charges are included in distribution costs. At December 31, 2001 there was $539,406 included in other assets for deferred sales commissions.

**Depreciation and Amortization**

Fixed assets are recorded at cost and are depreciated and amortized using the straight-line method over their respective useful lives.

**Fair Values of Financial Instruments**

The carrying amounts of all assets and liabilities, other than fixed assets, in the statement of financial condition approximate their fair values.

**Use of Estimates**

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

**C. Related Party Transactions**

At December 31, 2001, the Company had an investment in the Gabelli U.S. Treasury Money Market Fund, a mutual fund advised by Gabelli Funds, LLC, of $5,403,794, which is included in cash and cash equivalents in the statement of financial condition.

Gabelli & Company, Inc.

Notes to Statement of Financial Condition (continued)

**C. Related Party Transactions (continued)**

In 2001, the Company earned commission revenue from transactions executed on behalf of clients of affiliated companies.

The Company serves as the principal distributor for mutual funds advised by Gabelli Funds, LLC (the "Funds"). As distributor, the Company incurs certain promotional and distribution costs, which are expensed as incurred, related to the sale of Fund shares, for which it receives a fee from the Funds. Additionally, the Company retains sales charges and underwriting fees as distributor of certain of the Funds.

The Company pays GBL a monthly management fee based on the Company's pretax profits before consideration of this fee. The Company also pays GBL an administrative management fee based on total brokerage income (as defined in an agreement between the parties).

At December 31, 2001, the receivables from affiliates consisted of administrative expenses paid by the Company and the payables to affiliates primarily consisted of amounts relating to advisory fees payable to Gabelli Advisers, Inc.

The Company is charged certain overhead expenses which are attributable to more than one affiliate. Expenses paid by the Company or an affiliate on behalf of another affiliate are allocated as the expenses are incurred and are based upon a methodology periodically reviewed by the respective Board of Directors.

**D. Investments in Securities**

Investments in securities are recorded at quoted market value and consist of the following at December 31, 2001:

| | |
|---|---|
| Mutual funds | $12,347,165 |
| Common stocks | 1,640,711 |
| U.S. government obligations | 1,250,329 |
| Total | $15,238,205 |

All investment in securities are pledged to the clearing brokers on terms which permit those parties to sell or repledge the securities to others subject to certain limitations.

**E. Retirement Plans**

The Company participated in a qualified contributory employee profit sharing plan and an incentive savings plan (the "Plans"), each covering substantially all employees. Company contributions to the Plans are determined annually by the Board of Directors but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code.

**F. Income Taxes**

The Company accounts for income taxes under the liability method prescribed by Financial Accounting Standards Board Statement No. 109 ("FAS 109"). Under FAS 109 deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes.

The Company is included in the consolidated U.S. Federal income tax return of its Parent. Pursuant to a tax sharing agreement with its Parent, the Company's Federal income tax provision is equivalent to the total amount the Company would have recorded for such taxes had the Company filed on a stand-alone basis. The Company files separate state and local tax returns and, accordingly, has accrued a provision for such taxes.

Deferred income taxes relate principally to unrealized gains and losses on securities owned and other timing differences in the recognition of income and expenses for tax and financial reporting purposes.

The difference between the Company's statutory U.S. tax rate and its effective tax rate is primarily due to state taxes and dividends received deductions.

**G. Net Capital Requirement**

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be $250,000. These requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2001, the Company had net capital, as defined, of $10,433,058, exceeding the requirement by $10,183,058.